SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D


                     Under the Securities Exchange Act of 1934


                                  TEJON RANCH CO.
                                 ________________
                                 (Name of Issuer)

                       COMMON STOCK $0.50 PAR VALUE PER SHARE
                       ______________________________________
                            (Title of Class of Securities)

                                    879080 10 9
                                  ______________
                                  (CUSIP Number)

                                  Donald Haskell
                             2077 West Coast Highway
                         Newport Beach, California  92663
                                  (714) 642-1626
                         ________________________________
             (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                  WITH A COPY TO:
                               Gary J. Singer, Esq.
                              O'Melveny & Myers LLP
                             610 Newport Center Drive
                                    Suite 1700
                       Newport Beach, California  92660-6429
                                 (714) 669-6915
                       _____________________________________


                                 January 31, 1997
                         _______________________________
                          (Date of Event which Requires
                             Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ___

CUSIP No. 879080 10 9                                             Schedule 13D

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
    Ardell Investment Company ("Ardell")

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
             (a)     _____
             (b)       X

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

               ___

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    California


         Number of
          Shares
       Beneficially
         Owned by
      Each Reporting
       Person With

7   SOLE VOTING POWER

    1,055,828

8   SHARED VOTING POWER

    0

9   SOLE DISPOSITIVE POWER

    1,055,828

10  SHARED DISPOSITIVE POWER

    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,055,828

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* Excludes shares owned by other Reporting Persons, as to which Ardell disclaims beneficial ownership.

                       X

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    8.3%

14  TYPE OF REPORTING PERSON*

    CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879080 10 9                                             Schedule 13D

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
    M.H. Sherman Company ("Sherman")

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                  (a)     _____
                  (b)       X

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                           ____

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    California

     Number of
      Shares
   Beneficially
     Owned by
  Each Reporting
    Person With

7   SOLE VOTING POWER

    1,140,630

8   SHARED VOTING POWER

    0

9   SOLE DISPOSITIVE POWER

    1,140,630

10  SHARED DISPOSITIVE POWER

    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,140,630

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* Excludes shares owned by other Reporting Persons, as to which Sherman disclaims beneficial ownership.

                  X

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    9.0%

14  TYPE OF REPORTING PERSON*

    CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879080 10 9                                             Schedule 13D

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
    Sherman Foundation ("Sherman Foundation")
    IRS Identification Number 95-2672431

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
              (a)   _____
              (b)     X

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                      ___

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

       Number of
        Shares
     Beneficially
       Owned by
    Each Reporting
     Person With

7   SOLE VOTING POWER

    32,072

8   SHARED VOTING POWER

    0

9   SOLE DISPOSITIVE POWER

    32,072

10  SHARED DISPOSITIVE POWER

    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    32,072

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* Excludes shares owned by other Reporting Persons, as to which Sherman Foundation disclaims beneficial ownership.

                          X

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    .3%

14  TYPE OF REPORTING PERSON*

    CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 879080 10 9                                             Schedule 13D

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
    Donald Haskell ("Haskell")
    Social Security No. ###-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
             (a)   _____
             (b)     X

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                      ___

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

       Number of
        Shares
     Beneficially
       Owned by
    Each Reporting
     Person With

7   SOLE VOTING POWER

    51,100

8   SHARED VOTING POWER

    0

9   SOLE DISPOSITIVE POWER

    51,100

10  SHARED DISPOSITIVE POWER

    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,279,630

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* Includes 1,055,828 shares owned by Ardell and 1,140,630 shares owned by Sherman, in which corporations Haskell owns controlling interests.
    Also includes 51,100 shares owned by Haskell personally and 32,072 shares owned by Sherman Foundation, in which Haskell is a trustee. Haskell disclaims beneficial ownership of the shares owned by Sherman Foundation.
                   X

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    18%

14  TYPE OF REPORTING PERSON*

    IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER

          This statement relates to the Common Stock, $0.50 par value (the "Shares" or the "Common Stock") of Tejon Ranch Co., a California corporation (the "Company"), having its principal executive offices at Post Office Box 1000, Lebec, California 93243.

ITEM 2.   IDENTITY AND BACKGROUND

          This Schedule 13D is filed on behalf of the persons listed below:

          Ardell Investment Company ("Ardell")

          M.H. Sherman Company ("Sherman")

          Sherman Foundation ("Sherman Foundation")

          Donald Haskell ("Haskell")

          Ardell, Sherman, Sherman Foundation and Haskell are hereinafter referred to as the "Reporting Persons." The information with respect to the Reporting Persons required by Item 2 is set forth on Exhibit A hereto and is incorporated herein by reference.

          The statement on this Schedule 13D is filed on behalf of the Reporting Persons pursuant to Rule 13d-1(f)(1). The Joint Filing Agreement dated January 31, 1997 among the Reporting Persons with respect to this
Schedule 13D is set forth in Exhibit B hereto and is incorporated herein by reference.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Reporting Persons are filing this replacement Schedule 13D to report separately their ownership of the Company's Common Stock. Such ownership was previously reported on a Schedule 13D as part of a group with The Times Mirror Company ("Times Mirror") and certain of its affiliates. As of January 31, 1997, the Reporting Persons were no longer acting as a group with respect to the shares of Common Stock of the Company. See Item 4 below. None of the Reporting Persons has made any purchase of the Company's Common Stock during the last 60 days.

ITEM 4.   PURPOSE OF TRANSACTION

          Prior to January 31, 1997, the acquisitions of Common Stock of the Company by the Reporting Persons were reported as part of a group pursuant to a Memorandum of Understanding, dated December 28, 1978, as amended on March 21, 1986 (the "Memorandum of Understanding") by and among Ardell, Sherman, Sherman Foundation, Haskell, Times Mirror, The Times Mirror Foundation (the "Foundation") and Chandis Securities Company ("Chandis").

          On January 31, 1997, the Reporting Persons received letters from
Times Mirror in which Times Mirror informed the Reporting Persons that
(a) Times Mirror and the Foundation were terminating the Memorandum of Understanding, including each of the powers-of-attorney in favor of Times Mirror created thereunder, and (b) Times Mirror was terminating any other power-of-attorney that may have been executed by any of the Reporting Persons in favor of Times Mirror in connection with (i) the group's Schedule 13D or any amendment thereto or (ii) the beneficial ownership by any of the Reporting Persons of shares of Common Stock, and (c) Times Mirror and the Foundation were no longer acting together with the Reporting Persons, as a group, with respect to the ownership of shares of the Company's Common Stock. Copies of such letters are filed as Exhibits C, D, E and F to this Schedule 13D and are incorporated herein by reference. See Item 6.

          As a result of the letters received from Times Mirror, the Reporting Persons are filing this replacement Schedule 13D to report separately their ownership of the Company's Common Stock. As of January 31, 1997, the Reporting Persons were no longer acting as a group with respect to the ownership of shares of Common Stock of the Company.

          Although the Reporting Persons have not formulated any definite plans or proposals with respect to their investment in the Company, each Reporting Person may consider, from time to time, the acquisition of additional shares of Common Stock of the Company or the disposition of some or all of the Common Stock of the Company such Reporting Person currently holds, depending on market conditions and other circumstances.

          The Reporting Persons have no present plans or proposals that relate to or would result in any actions or events required to be described in paragraphs (a) through (j) of Item 4 of Rule 13d-101 of the Securities and Exchange Commission.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Ardell beneficially owns 1,055,828 shares of Common Stock, which represent approximately 8.3% of the outstanding shares of Common Stock. This number of shares beneficially owned by Ardell does not include 1,223,802 shares of Common Stock owned by Sherman, Sherman Foundation and Haskell, as to which shares Ardell disclaims beneficial ownership.

                Sherman beneficially owns 1,140,630 shares of Common Stock, which represent approximately 9.0% of the outstanding shares of Common Stock. This number of shares beneficially owned by Sherman does not include 1,139,000 shares of Common Stock owned by Ardell, Sherman Foundation and Haskell, as to which shares Sherman disclaims beneficial ownership.

                Sherman Foundation beneficially owns 32,072 shares of Common Stock, which represent approximately 0.3% of the outstanding shares of Common Stock. This number of shares beneficially owned by Sherman Foundation does not include 2,247,558 shares of Common Stock owned by Ardell, Haskell and Sherman, as to which shares Sherman Foundation disclaims beneficial ownership.

                Haskell beneficially owns 2,279,630 shares of Common Stock, which represent approximately 18% of the outstanding shares of Common Stock. This number of shares beneficially owned by Haskell includes 1,055,828 shares of Common Stock owned by Ardell and 1,140,630 shares of Common Stock owned by Sherman, in which corporations Haskell owns controlling interests. This number of shares beneficially owned by Haskell also includes 51,100 shares of Common Stock owned by Haskell personally and 32,072 shares of Common Stock owned by Sherman Foundation, in which Haskell is a trustee. Haskell disclaims beneficial ownership of the 32,072 shares of Common Stock owned by Sherman Foundation.

          (b) Ardell has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of 1,055,828 shares of Common Stock.

                Sherman has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of 1,140,630 shares of Common Stock.

                Sherman Foundation has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of 32,072 shares of Common Stock.

                Haskell has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of 51,100 shares of Common Stock.

          (e) On January 31, 1997, Sherman Foundation ceased to be the beneficial owner of more than five percent (5%) of the Common Stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          By letters dated January 30, 1997 from Times Mirror, Times Mirror informed the Reporting Persons that (a) Times Mirror and the Foundation were terminating the Memorandum of Understanding, including each of the powers-of-attorney in favor of Times Mirror created thereunder, and (b) Times Mirror was terminating any other power-of-attorney that may have been executed by any of the Reporting Persons in favor of Times Mirror in connection with (i) the group's Schedule 13D or any amendment thereto or
(ii) the beneficial ownership by any of the Reporting Persons of shares of Common Stock, and (c) Times Mirror and the Foundation were no longer acting, together with the Reporting Persons, as a group with respect to the ownership of shares of Common Stock. Copies of such letters are filed as Exhibits C, D, E and F to this Schedule 13D and are incorporated herein by reference.

          As of January 31, 1997, the Reporting Persons were no longer acting as a group with respect to the ownership of shares of Common Stock of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit A   Information relating to the Reporting Persons, its principal officers, directors and controlling persons

Exhibit B   Joint Filing Agreement dated January 31, 1997 among the Reporting
            Persons with respect to this Schedule 13D

Exhibit C   Letter, dated January 30, 1997 from Times Mirror to Ardell

Exhibit D   Letter, dated January 30, 1997 from Times Mirror to Sherman

Exhibit E   Letter, dated January 30, 1997 from Times Mirror to Sherman
            Foundation

Exhibit F   Letter, dated January 30, 1997 from Times Mirror to Haskell

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.


                                    ARDELL INVESTMENT COMPANY



                                    By:  /s/ Donald Haskell
                                         _________________________________
                                         Name:  Donald Haskell
                                         Title: President



                                    M.H. SHERMAN COMPANY



                                    By:  /s/ Donald Haskell
                                         _________________________________
                                         Name:  Donald Haskell
                                         Title: Chairman of the Board



                                    SHERMAN FOUNDATION



                                    By:  /s/ Donald Haskell
                                         ________________________________
                                         Name:  Donald Haskell
                                         Title: President



                                     /s/ Donald Haskell
                                     ____________________________________
                                         Donald Haskell


Dated:  January 31, 1997

                                   EXHIBIT A


                           ARDELL INVESTMENT COMPANY
                            2077 West Coast Highway
                        Newport Beach, California 92663


            Ardell Investment Company ("Ardell") is a California corporation engaged in the business of owning and leasing real property and holding securities for long-term investment. Except where otherwise indicated, the business address for the persons named below is Ardell Investment Company, 2077 West Coast Highway, Newport Beach, California 92663.

            Neither Ardell nor any of its executive officers, directors or controlling persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding resulting in a judgment, decree or final order enjoining or mandating activities subject to, federal or state securities laws or finding any violation of any such law by such person.

            The following persons are directors and/or officers of Ardell:

            Donald Haskell    Director and President

            D. T. Daniels     Director, Vice President and Treasurer

            Craig Cadwalader  Director
                              Present principal occupation: President of Ardell Marina, Inc.

            Barbara J. Davis  Secretary

All such persons are citizens of the United States.

            All outstanding stock of Ardell is presently owned by Donald Haskell. Such person thus may be deemed to control Ardell.

                             M. H. SHERMAN COMPANY
                            2077 West Coast Highway
                       Newport Beach, California  92663


            M. H. Sherman Company ("Sherman") is a California corporation engaged in the business of owning and leasing real property, either directly or through affiliated companies, and holding securities for long-term investment. Except where otherwise indicated, the business address for the persons named below is M. H. Sherman Company, 2077 West Coast Highway, Newport Beach, California 92663.

            Neither Sherman nor any of its executive officers, directors or controlling persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding resulting in a judgment, decree or final order enjoining or mandating activities subject to, federal or state securities laws or finding any violation of any such law by such person.

            The following persons are directors and/or officers of Sherman:

            Donald Haskell    Director, Chairman of the Board and Chief
                              Executive Officer

            D. T. Daniels     Director, President and Treasurer

            Craig Cadwalader  Director and Vice President
                              Present principal occupation: President of Ardell Marina, Inc.

            Barbara J. Davis  Secretary

All such persons are citizens of the United States.

            All outstanding voting stock of Sherman is owned by the following persons: Ardell Investment Company; Sherman Foundation, a non-profit, charitable corporation, of which Donald Haskell is President and a Trustee;
and Donald Haskell. Donald Haskell, by virtue of his ownership of the majority of voting stock of Sherman, may be deemed to control Sherman.

                              SHERMAN FOUNDATION
                            2077 West Coast Highway
                       Newport Beach, California  92663


            Sherman Foundation ("Sherman Foundation") is a Delaware non-profit organization, which, as a public charity, operates a botanical garden and historical research library located at 2647 East Coast Highway, Corona del Mar, California.

            Neither Sherman Foundation nor any of its executive officers, trustees or controlling persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding resulting in a judgment, decree or final order enjoining or mandating activities subject to, federal or state securities laws or finding any violation of any such law by such person.

            The following persons are trustees and/or officers of Sherman
Foundation:

            Donald Haskell          Trustee, President and Treasurer

            D. T. Daniels           Trustee, Vice President and Secretary

            Glenn L. Archer, Jr.    Trustee
                                    Present principal occupation and business
                                    address:  Chief
                                    Judge, Court of Appeals, Federal Circuit,
                                    717 Madison
                                    Place, N.W., Washington, D.C.  20439

            Craig Cadwalader        Trustee
                                    Present principal occupation:  President of
                                    Ardell
                                    Marina, Inc.

            K. Martin Worthy        Trustee
                                    Present principal occupation and business address: Senior Counsel, Hopkins & Sutter,
                                    888 Sixteenth Street, N. W., Washington,
                                    D.C.  20006.

All such persons are citizens of the United States.

            Because of its non-profit status, Sherman Foundation has no outstanding stock.

                                DONALD HASKELL
                            2077 West Coast Highway
                       Newport Beach, California  92663


            The present principal occupation of Donald Haskell is Chairman of
M. H. Sherman Company and President of Ardell Investment Company. Mr. Haskell is also Chairman of the Board of the Tejon Ranch Company. His business address is 2077 West Coast Highway, Newport Beach, California 92663, his social security number is ###-##-#### and he is a United States citizen.

            Mr. Haskell has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding resulting in a judgment, decree or final order enjoining or mandating activities subject to, federal or state securities laws or finding any violation of any such law by such person.

                                   EXHIBIT B


                            JOINT FILING AGREEMENT


      The undersigned agree that the foregoing statement on Schedule 13D is being filed with the Commission on behalf of each of the undersigned pursuant to Rule 13d-1(f)(1).

Dated:  January 31, 1997


                                          ARDELL INVESTMENT COMPANY


                                          /s/ Donald Haskell
                                          _________________________________
                                          Name:  Donald Haskell
                                          Title: President


                                          M.H. SHERMAN COMPANY


                                          /s/ Donald Haskell
                                          ________________________________
                                          Name:  Donald Haskell
                                          Title: Chairman of the Board


                                          SHERMAN FOUNDATION


                                          /s/ Donald Haskell
                                          ________________________________
                                          Name:  Donald Haskell
                                          Title: President



                                          /s/ Donald Haskell
                                          ________________________________
                                          Donald Haskell

                                   EXHIBIT C


                                                  TIMES MIRROR
                                                  Time Mirror Square
                                                  Los Angeles, CA 90053
                                                  Tel: 213 237-6400
                                                  Tel: 213 237-2949


                               January 30, 1997

                                                  KATHLEEN G. MCGUINNESS
                                                  Vice President, Secretary and
                                                  General Counsel


Ardell Investment Company
P.O. Box 1715
Newport Beach, CA  92659

Ladies and Gentlemen:

This letter shall constitute notice that, effective immediately:

1. The Times Mirror Company ("Times Mirror") and the Times Mirror Foundation (the "Foundation") are terminating the Memorandum of Understanding dated December 28, 1978 by and among Ardell Investment Company, Chandis Securities Company, M.H. Sherman Company, Times Mirror and the Foundation (the "Memorandum of Understanding"), including each of the powers-of-attorney created thereunder in favor of Times Mirror;

2. Times Mirror is terminating any other power-of-attorney that may have been executed by you in favor of Times Mirror in connection with (a) the
      Schedule 13D with respect to Tejon Ranch Co., filed on December 28, 1978, or any amendment thereto or (b) your beneficial ownership of the shares of Common Stock, par value $1.00 per share, of Tejon Ranch Co. ("Common Stock"); and

3. Times Mirror and the Foundation are no longer acting together with Ardell Investment Company, M.H. Sherman Company, Sherman Foundation and Donald Haskell as a group with respect to the ownership of shares of Common Stock.

                                       Very truly yours,


                                       /s/ Kathleen G. McGuinness
                                       ____________________________________

KGM/pm

                                   EXHIBIT D


                                                 TIMES MIRROR
                                                 Time Mirror Square
                                                 Los Angeles, CA 90053
                                                 Tel: 213 237-6400
                                                 Tel: 213 237-2949


                               January 30, 1997

                                                 KATHLEEN G. MCGUINNESS
                                                 Vice President, Secretary and
                                                 General Counsel





M.H. Sherman Company
P.O. Box 1715
Newport Beach, CA  92659

Ladies and Gentlemen:

This letter shall constitute notice that, effective immediately:

1. The Times Mirror Company ("Times Mirror") and the Times Mirror Foundation (the "Foundation") are terminating the Memorandum of Understanding dated December 28, 1978 by and among Ardell Investment Company, Chandis Securities Company, M.H. Sherman Company, Times Mirror and the
      Foundation (the "Memorandum of Understanding"), including each of the powers-of-attorney created thereunder in favor of Times Mirror;

2. Times Mirror is terminating any other power-of-attorney that may have been executed by you in favor of Times Mirror in connection with (a) the
      Schedule 13D with respect to Tejon Ranch Co., filed on December 28, 1978, or any amendment thereto or (b) your beneficial ownership of shares of Common Stock, par value $1.00 per share, of Tejon Ranch Co. ("Common Stock"); and

3. Times Mirror and the Foundation are no longer acting together with Ardell Investment Company, M.H. Sherman Company, Sherman Foundation and Donald Haskell as a group with respect to the ownership of shares of Common Stock.

                                    Very truly yours,


                                    /s/ Kathleen G. McGuinness
                                    ________________________________________
KGM/pm

                                   EXHIBIT E




                                                   TIMES MIRROR
                                                   Time Mirror Square
                                                   Los Angeles, CA 90053
                                                   Tel: 213 237-6400
                                                   Tel: 213 237-2949


                               January 30, 1997

                                                   KATHLEEN G. MCGUINNESS
                                                   Vice President, Secretary and
                                                   General Counsel





Sherman Foundation
P.O. Box 1715
Newport Beach, CA  92659

Ladies and Gentlemen:

This letter shall constitute notice that, effective immediately:

1. The Times Mirror Company ("Times Mirror") and the Times Mirror Foundation (the "Foundation") are terminating the Memorandum of Understanding dated December 28, 1978 by and among Ardell Investment Company, Chandis Securities Company, M.H. Sherman Company, Times Mirror and the
      Foundation (the "Memorandum of Understanding"), including each of the powers-of-attorney created thereunder in favor of Times Mirror;

2. Times Mirror is terminating any other power-of-attorney that may have been executed by you in favor of Times Mirror in connection with (a) the
      Schedule 13D with respect to Tejon Ranch Co., filed on December 28, 1978, or any amendment thereto or (b) your beneficial ownership of shares of Common Stock, par value $1.00 per share, of Tejon Ranch Co. ("Common Stock"); and

3. Times Mirror and the Foundation are no longer acting together with Ardell Investment Company, M.H. Sherman Company, Sherman Foundation and Donald Haskell as a group with respect to the ownership of shares of Common Stock.

                                    Very truly yours,


                                    /s/ Kathleen G. McGuinness
                                    _______________________________________
KGM/pm

                                   EXHIBIT F


                                                  TIMES MIRROR
                                                  Time Mirror Square
                                                  Los Angeles, CA 90053
                                                  Tel: 213 237-6400
                                                  Tel: 213 237-2949



                               January 30, 1997


                                                  KATHLEEN G. MCGUINNESS
                                                  Vice President, Secretary and
                                                  General Counsel






Mr. Donald Haskell
P.O. Box 1715
Newport Beach, CA  92659

Dear Mr. Haskell:

This letter shall constitute notice that, effective immediately:

1. The Times Mirror Company ("Times Mirror") and the Times Mirror Foundation (the "Foundation") are terminating the Memorandum of Understanding dated December 28, 1978 by and among Ardell Investment Company, Chandis Securities Company, M.H. Sherman Company, Times Mirror and the
      Foundation (the "Memorandum of Understanding"), including each of the powers-of-attorney created thereunder in favor of Times Mirror;

2. Times Mirror is terminating any other power-of-attorney that may have been executed by you in favor of Times Mirror in connection with (a) the
      Schedule 13D with respect to Tejon Ranch Co., filed on December 28, 1978, or any amendment thereto or (b) your beneficial ownership of shares of Common Stock, par value $1.00 per share, of Tejon Ranch Co. ("Common Stock"); and

3. Times Mirror and the Foundation are no longer acting together with Ardell Investment Company, M.H. Sherman Company, Sherman Foundation and Donald Haskell as a group with respect to the ownership of shares of Common Stock.

                                    Very truly yours,


                                    /s/ Kathleen G. McGuinness
                                    ________________________________________
KGM/pm